U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of February 2007

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1. Press Release dated February 19, 2007, relating to the restatement of consolidated / non-consolidated financial statements for the first half of the fiscal year ending December 31, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	February 20, 2007	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Operating Officer, Chief Financial Officer and Executive Vice President

Restatement of Consolidated / Non-consolidated Financial Statements for the first half of the fiscal year ending December 31, 2006

Tokyo, Japan – February 19th, 2007 - Trend Micro (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today is restating its Consolidated / Non-consolidated Financial Statements for the first half of the fiscal year ending December 31, 2006, which were previously announced on August 10, 2006.

1. Reasons for Restatement

The Company is restating its Consolidated / Non-consolidated Financial Statements for the first half of the fiscal year ended December 31, 2006 due to the following reasons:

(1)	Revenue for post-contract customer support services should be deferred based on their fair values and recognized ratably over the service period. However, certain inconsistencies between the revenue recognition period and the actual service period were found. In addition, certain fair value amounts were erroneously calculated. Thus, the Company revises its net sales to correct those errors.

(2)	The fair value of the legal obligation associated with the retirement of long-lived assets should be recognized as a liability as prescribed in SFAS No. 143. However, the Company had not recorded certain of such obligations that were considered immaterial. Therefore, the Company provides an appropriate amount for all of its asset retirement obligations.

(3)	In our North America operation, a subsidiary immediately expensed certain fixed assets with an acquisition cost of less than USD3,000 or a useful life of less than 2 years. The Company capitalizes such fixed assets and records appropriate depreciation expense.

(4)	In our North America operation, a subsidiary corrected its tax calculation with regard to the transfer of intellectual property which took place in 2005.

The Company quantified these misstatements by applying SEC Staff Accounting Bulletin No.108, which was released in September 2006, and has concluded that these errors are material misstatements that warrant a restatement of its consolidated/non-consolidated financial results.

As a result of these adjustments, deferred tax asset (current) and deferred revenue (current) on the consolidated balance sheet as of June 30, 2006 increased by (Yen) 1,249,722 thousand and (Yen) 3,297,852 thousand, respectively. With regard to the consolidated income statements for the six-month period ended June 30, 2006, net sales and operating expenses increased by (Yen) 552,088 thousand and (Yen) 10,163 thousand respectively. As a result, each of operating income and net income before taxes increased by (Yen) 541,925 thousand.

Deferred tax asset (current) and deferred revenue (current) on the non-consolidated balance sheet as of June 30, 2006 increased by (Yen) 1,078,231 thousand and (Yen) 2,649,868 thousand, respectively. The increases in net sales by (Yen) 83,315 thousand and extraordinary loss by (Yen) 3,015,805 thousands in the non-consolidated income statement resulted in an increase in each of operating income and ordinary income by (Yen) 83,315 thousand and a decrease in income before taxes by (Yen) 2,932,489 thousand.

2. Restatement

Refer to the attachment.

Restatement of Consolidated / Non-consolidated Financial Statements for the first half of the fiscal year ending December 31, 2006

Amendments (Revised figures are underlined.)

1. Financial Highlights for the first half of FY2006 (January 1, 2006 through June 30, 2006)

(All figures except for per share information are rounded to the nearest millions of yen.)

<As Originally Reported>

(1) Consolidated Results of Operations

	Net sales	Growth rate	Operating income	Growth rate	Net income before tax	Growth rate
	Millions of yen	%	Millions of yen	%	Millions of yen	%
The first half of FY 2006	40,673	17.9	13,717	7.4	14,229	6.9
The first half of FY 2005	34,490	21.2	12,771	12.2	13,316	15.5

FY 2005 (annual)	73,030		27,572		29,108

	Net income	Growth rate	Net income per share (basic)	Net income per share (diluted)
	Millions of yen	%	Yen	Yen
The first half of FY 2006	7,997	(5.8)	59.54	59.26
The first half of FY 2005	8,490	21.8	63.67	62.71

FY 2005 (annual)	18,670		139.85	137.83

(Note)	1. Equity in earnings of affiliated companies: 11 million yen (32 million yen in the first half of FY 2005, 67 million yen in FY 2005)
2. The Company made no changes in accounting principle that had a material effect on the financial position, results of operations, and cash flows during the current period.
3. Weighted average number of common shares outstanding: 134,323,039 shares (133,341,012 shares in the first half of FY 2005, 133,498,438 shares in FY 2005)
4. The percentages for net sales, operating income, net income before tax and net income represent a change from the corresponding financial figures for the first half of prior fiscal year.

(2) Consolidated Financial Position

As of	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of yen	Millions of yen	%	Yen
June 30, 2006	145,657	86,465	59.4	642.18
June 30, 2005	111,546	68,549	61.5	513.45

December 31, 2005	132,935	81,863	61.6	610.51

(Note) Number of common shares outstanding : 134,642,555 shares

(133,505,467 shares as of June 30, 2005, 134,090,494 shares as of December 31, 2005)

(3) Consolidated Cash Flows

As of	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Ending balance of cash and cash equivalents
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
June 30, 2006	19,978	(3,094)	(5,998)	71,118
June 30, 2005	9,649	(3,218)	(3,635)	55,798

December 31, 2005	20,646	(12,738)	(2,406)	59,613

<As Amended>

(1) Consolidated Results of Operations

	Net sales	Growth rate	Operating income	Growth rate	Net income before tax	Growth rate
	Millions of yen	%	Millions of yen	%	Millions of yen	%
The first half of FY 2006	41,226	19.5	14,259	11.7	14,771	10.9
The first half of FY 2005	34,490	21.2	12,771	12.2	13,316	15.5

FY 2005 (annual)	73,030		27,572		29,108

	Net income	Growth rate	Net income per share (basic)	Net income per share (diluted)
	Millions of yen	%	Yen	Yen
The first half of FY 2006	8,385	(1.2)	62.42	62.14
The first half of FY 2005	8,490	21.8	63.67	62.71

FY 2005 (annual)	18,670		139.85	137.83

(Note)	1. Equity in earnings of affiliated companies: 11 million yen (32 million yen in the first half of FY 2005, 67 million yen in FY 2005)
2. The Company made no changes in accounting principle that had a material effect on the financial position, results of operations, and cash flows during the current period.
3. Weighted average number of common shares outstanding: 134,323,039 shares (133,341,012 shares in the first half of FY 2005, 133,498,438 shares in FY 2005)
4. The percentages for net sales, operating income, net income before tax and net income represent a change from the corresponding financial figures for the first half of prior fiscal year.

(2) Consolidated Financial Position

As of	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of yen	Millions of yen	%	Yen
June 30, 2006	147,325	84,601	57.4	628.34
June 30, 2005	111,546	68,549	61.5	513.45

December 31, 2005	132,935	81,863	61.6	610.51

(Note) Number of common shares outstanding : 134,642,555 shares

(133,505,467 shares as of June 30, 2005, 134,090,494 shares as of December 31, 2005)

(3) Consolidated Cash Flows

As of	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Ending balance of cash and cash equivalents
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
June 30, 2006	20,052	(3,168)	(5,998)	71,118
June 30, 2005	9,649	(3,218)	(3,635)	55,798

December 31, 2005	20,646	(12,738)	(2,406)	59,613

2. Management Policy and Business Performance

OPERATING RESULTS AND FINANCIAL CONDITION

I. OPERATING RESULTS

<As Originally Reported>

(1). REVIEW OF CURRENT PERIOD

	(Unit: million yen)
	Net Sales	Operating income	Net income before tax	Net income
The first half of FY2006	40,673	13,717	14,229	7,997
The first half of FY2005	34,490	12,771	13,316	8,490
Rate of Change	18%	7%	7%	Δ6%

	(Unit: million yen)
	Net Sales
	The first half of FY2006	The first half of FY2005	Rate of Change (%)
Japan	16,073	14,248	13%
North America	8,836	6,885	28%
Europe	10,021	8,829	14%
Asia and Pacific Reg.	4,436	3,766	18%
Latin America	1,308	763	71%

[Overview of Current Business Performance]

…SNIP…

Under such environment, our group’s business conditions are as follows:

First of all, in Japan, the virus which abuses Winny and Share, Japanese indigenous peer-to-peer (P2P) file-sharing program with being controversial since 2003, has flourished from the beginning of this year. Such a virus has been creating many sensational headline related to the theft of proprietary information. In addition, the demand for the security products continues to increase to the SMB market since the full enforcement of the personal information protection law from April 2005. Moreover, our flagship personal product “Virus Buster”, called “PC-Cillin” outside of Japan, has still seen healthy growth with the demand of personal users based on their strong awareness to protect against the theft of individual property helping to boost Japan revenue. In those results, the amount of sales for this period in Japan was 16,073 million yen (13% increase from the same period in previous year).

In the North American region, under the situation that the Fed stopping soon based on both 2 points; increasing inflationary pressure caused by high oil price and US economy recession caused by growing rates and slowing housing market, the consumer market in which we had implemented reinforcement measures of sales channels since last year showed a substantial increase. Also, the security demands for especially the small companies in SMB business market increased. The sales for this period in the area came to 8,836 million yen (28% increase from the previous period).

In the European region, the European Central Bank (ECB) has been reviewed its ultra-low interest policy that had kept with the stagnant economy in the background with raising its interest rate in March 2006 as the second times since the end of 2005 for the first time in recent 5 years and fixed. European’s business economy is on a gradual recovery based on enterprise-driven with the improved employment picture and brisk exports. According to Institute for Economic Research, Munich (IFO), German business sentiment rose in June to its highest level in over 15 years. It is considered that great opportunities such as the 2006 World Cup and incentives to spend before value-added tax’s expires at the beginning of 2007 are increasing. Under these circumstances, sales for the large enterprise market in France and Italy has increased. The sales for this period in the area came to 10,021 million yen (14% increase from the previous period).

In Asia and Pacific regions, although inflationary pressure has concerned as the issue, the economic recovery tone in the background of brisk export stands out. In East Asia, especially mainland China has showed a better-than-expected GDP in this first half of the year. According to such a situation, we have a growth of sales for large enterprise and SMB business market, and also Australia and mainland China have been showing steady performance of sales. The net sales for this period in the regions came to 4,436 million yen (18% increase from the previous period).

At Latin America region, large enterprise business market boosted net sales and its growth rate is the highest in all region for this period. In this region net sales came to 1,308 million yen (71% increase from the previous period).

As a result, the consolidated net sales for this period came to 40,673 million yen (18% increase from the previous period). Meanwhile, operating expenses came to 26,956 million yen (24% increase from the previous period) due to the increases in the expense to deal with stock option expense since 2006 and expanding employee hiring. In spite of 1,766 million of a one time payment (receipt) related to intellectual property usage, the consolidated operating income for this period was 13,717 million yen (7% increase from the same period in previous year) and the consolidated net income for this period was 7,997 million yen (6% decrease from the same period in previous year).

<As Amended>

(1). REVIEW OF CURRENT PERIOD

	(Unit: million yen)
	Net Sales	Operating income	Net income before tax	Net income
The first half of FY2006	41,226	14,259	14,771	8,385
The first half of FY2005	34,490	12,771	13,316	8,490
Rate of Change	20%	12%	11%	Δ1%

	(Unit: million yen)
	Net Sales
	The first half of FY2006	The first half of FY2005	Rate of Change (%)
Japan	16,156	14,248	13%
North America	9,068	6,885	32%
Europe	10,258	8,829	16%
Asia and Pacific Reg.	4,436	3,766	18%
Latin America	1,308	763	71%

[Overview of Current Business Performance]

…SNIP…

Under such environment, our group’s business conditions are as follows:

First of all, in Japan, the virus which abuses Winny and Share, Japanese indigenous peer-to-peer (P2P) file-sharing program with being controversial since 2003, has flourished from the beginning of this year. Such a virus has been creating many sensational headline related to the theft of proprietary information. In addition, the demand for the security products continues to increase to the SMB market since the full enforcement of the personal information protection law from April 2005. Moreover, our flagship personal product “Virus Buster”, called “PC-Cillin” outside of Japan, has still seen healthy growth with the demand of personal users based on their strong awareness to protect against the theft of individual property helping to boost Japan revenue. In those results, the amount of sales for this period in Japan was 16,156 million yen (13% increase from the same period in previous year).

In the North American region, under the situation that the Fed stopping soon based on both 2 points; increasing inflationary pressure caused by high oil price and US economy recession caused by growing rates and slowing housing market, the consumer market in which we had implemented reinforcement measures of sales channels since last year showed a substantial increase. Also, the security demands for especially the small companies in SMB business market increased. The sales for this period in the area came to 9,068 million yen (32% increase from the previous period).

In the European region, the European Central Bank (ECB) has been reviewed its ultra-low interest policy that had kept with the stagnant economy in the background with raising its interest rate in March 2006 as the second times since the end of 2005 for the first time in recent 5 years and fixed. European’s business economy is on a gradual recovery based on enterprise-driven with the improved employment picture and brisk exports. According to Institute for Economic Research, Munich (IFO), German business sentiment rose in June to its highest level in over 15 years. It is considered that great opportunities such as the 2006 World Cup and incentives to spend before value-added tax’s expires at the beginning of 2007 are increasing. Under these circumstances, sales for the large enterprise market in France and Italy has increased. The sales for this period in the area came to 10,258 million yen (16% increase from the previous period).

In Asia and Pacific regions, although inflationary pressure has concerned as the issue, the economic recovery tone in the background of brisk export stands out. In East Asia, especially mainland China has showed a better-than-expected GDP in this first half of the year. According to such a situation, we have a growth of sales for large enterprise and SMB business market, and also Australia and mainland China have been showing steady performance of sales. The net sales for this period in the regions came to 4,436 million yen (18% increase from the previous period).

At Latin America region, large enterprise business market boosted net sales and its growth rate is the highest in all region for this period. In this region net sales came to 1,308 million yen (71% increase from the previous period).

As a result, the consolidated net sales for this period came to 41,226 million yen (20% increase from the previous period). Meanwhile, operating expenses came to 26,967 million yen (24% increase from the previous period) due to the increases in the expense to deal with stock option expense since 2006 and expanding employee hiring. In spite of 1,766 million of a one time payment (receipt) related to intellectual property usage, the consolidated operating income for this period was 14,259 million yen (12% increase from the same period in previous year) and the consolidated net income for this period was 8,385 million yen (1% decrease from the same period in previous year).

II. FINANCIAL CONDITION

<As Originally Reported>

CASH FLOWS

	(Unit: million yen)
	The first half of FY 2006	The first half of FY2005	Increase (Decrease)
Cash Flows from Operating Activities	19,978	9,649	10,329
Cash Flows from Investing Activity	(3,094)	(3,218)	124
Cash Flows from Financing Activity	(5,998)	(3,635)	(2,363)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	620	93	527
Net increase (Decrease) in Cash and Cash Equivalents	11,506	2,889	8,617
Cash and Cash Equivalents at end of period	71,118	55,798	15,320

[Overview of Cash Flows]

For the cash flows from operating activity for this period, cash inflows increased by 10,329 million yen compared with the previous period and the balance was ended with a surplus of 19,978 million yen. This increase in cash inflows is mainly due to a substantial increase in deferred revenue and a substantial increase in accrued income and other taxes in spite of a slight decrease in net income.

For the cash flows from investing activity, cash outflows decreased by 124 million yen compared with the previous period and the balance was ended with a deficit of 3,094 million yen. This decrease in cash outflows is mainly due to an increase in proceeds from sales of marketable securities.

For the cash flows from financing activity, cash outflows increased by 2,363 million yen compared with the previous period and the balance was ended with a deficit of 5,998 million yen. This increase in cash outflows is mainly due to a substantial increase in dividends paid.

Taking these increases and decreases and the effect of exchange rate changes on cash and cash equivalents into account, the cash and cash equivalents at the end of this period was 71,118 million yen and was increased by 15,320 million yen compared with the previous period.

[Trends of Cash Flow Indexes]

	(US GAAP)
	FY2003	FY2004	FY2005	The first half of FY2006
Shareholder’s equity Ratio (%)	54.1	59.2	61.6	59.4
Capital Adequacy Ratio on Market Value Basis (%)	462.2	690.0	449.9	356.8
Debt Redemption Period (years)	0.4	—	—	—
Interest Coverage Ratio	103.3	218.2	5,566.4	2,498.8

	(Japan GAAP)
	FY2001	FY2002
Shareholder’s equity Ratio (%)	47.3	50.0
Capital Adequacy Ratio on Market Value Basis (%)	626.7	360.4
Debt Redemption Period (years)	1.2	0.8
Interest Coverage Ratio	44.2	49.4

<As Amended>

CASH FLOWS

	(Unit: million yen)
	The first half of FY 2006	The first half of FY2005	Increase (Decrease)
Cash Flows from Operating Activities	20,052	9,649	10,403
Cash Flows from Investing Activity	(3,168)	(3,218)	50
Cash Flows from Financing Activity	(5,998)	(3,635)	(2,363)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	620	93	527
Net increase (Decrease) in Cash and Cash Equivalents	11,506	2,889	8,617
Cash and Cash Equivalents at end of period	71,118	55,798	15,320

[Overview of Cash Flows]

For the cash flows from operating activity for this period, cash inflows increased by 10,403 million yen compared with the previous period and the balance was ended with a surplus of 20,052 million yen. This increase in cash inflows is mainly due to a substantial increase in deferred revenue and a substantial increase in accrued income and other taxes in spite of a slight decrease in net income.

For the cash flows from investing activity, cash outflows decreased by 50 million yen compared with the previous period and the balance was ended with a deficit of 3,168 million yen. This decrease in cash outflows is mainly due to an increase in proceeds from sales of marketable securities.

For the cash flows from financing activity, cash outflows increased by 2,363 million yen compared with the previous period and the balance was ended with a deficit of 5,998 million yen. This increase in cash outflows is mainly due to a substantial increase in dividends paid.

Taking these increases and decreases and the effect of exchange rate changes on cash and cash equivalents into account, the cash and cash equivalents at the end of this period was 71,118 million yen and was increased by 15,320 million yen compared with the previous period.

[Trends of Cash Flow Indexes]

	(US GAAP)
	FY2003	FY2004	FY2005	The first half of FY2006
Shareholder’s equity Ratio (%)	54.1	59.2	61.6	57.4
Capital Adequacy Ratio on Market Value Basis (%)	462.2	690.0	449.9	352.8
Debt Redemption Period (years)	0.4	—	—	—
Interest Coverage Ratio	103.3	218.2	5,566.4	2,508.0

	(Japan GAAP)
	FY2001	FY2002
Shareholder’s equity Ratio (%)	47.3	50.0
Capital Adequacy Ratio on Market Value Basis (%)	626.7	360.4
Debt Redemption Period (years)	1.2	0.8
Interest Coverage Ratio	44.2	49.4

3. CONSOLIDATED FINANCIAL STATEMENTS

    (1) CONSOLIDATED BALANCE SHEETS

<As Originally Reported>

Account	(Thousands of yen)
	June 30, 2005		June 30, 2006		December 31, 2005
	Amount	%	Amount	%	Amount	%
<Assets>

Current assets:
Cash and cash equivalents	55,797,854		71,118,356		59,612,577
Time deposits	906,397		1,038,871		1,435,293
Marketable securities	14,915,254		22,566,765		22,395,365
Notes and accounts receivable, trade
–less allowance for doubtful accounts of
-June 30, 2005 (Yen) 381,428
-June 30, 2006 (Yen) 383,294 and December 31, 2005 (Yen) 282,257
–less sales returns allowance of
-June 30, 2005 (Yen) 695,848
-June 30, 2006 (Yen) 517,796 and December 31, 2005 (Yen) 422,453	13,742,453		15,827,083		19,198,870
Inventories	280,722		496,261		359,897
Deferred income taxes	6,272,727		7,985,215		6,727,229
Prepaid expenses and other current assets	1,457,490		2,603,035		1,925,791

Total current assets	93,372,897	83.7	121,635,586	83.5	111,655,022	84.0

Investments and other assets:
Investment securities	9,321,151		12,469,433		11,159,428
Investments in and advances to affiliate companies	206,944		297,511		321,569
Software development costs, net	640,578		1,012,239		1,174,691
Other intangibles, net	1,260,470		1,781,019		1,390,434
Goodwill	2,442,109		2,079,121		2,130,179
Deferred income taxes	1,543,222		2,883,907		2,033,488
Other	662,846		751,433		671,800

Total investments and other assets	16,077,320	14.4	21,274,663	14.6	18,881,589	14.2

Property and equipment:
Office furniture and equipment	3,841,551		4,981,586		4,468,891
Other properties	1,349,320		1,830,459		1,539,195

	5,190,871		6,812,045		6,008,086
Less: Accumulated depreciation	(3,094,701)		(4,065,622)		(3,609,473)

Property and equipment, net	2,096,170	1.9	2,746,423	1.9	2,398,613	1.8

Total assets	111,546,387	100.0	145,656,672	100.0	132,935,224	100.0

	(Thousands of yen)
Account	June 30, 2005		June 30, 2006		December 31, 2005
	Amount	%	Amount	%	Amount	%
<Liabilities, minority interest and shareholders’ equity>

Current liabilities:
Notes payable, trade	139,895		105,159		118,572
Accounts payable, trade	744,285		856,727		794,450
Accounts payable, other	2,970,364		3,476,117		3,208,625
Income taxes withheld	839,157		1,402,864		1,082,302
Accrued expenses	2,886,400		3,340,038		3,138,674
Accrued income and other taxes	4,133,554		8,768,137		5,476,791
Deferred revenue	26,240,519		34,425,100		31,506,315
Other	781,518		530,104		895,088

Total current liabilities	38,735,692	34.7	52,904,246	36.3	46,220,817	34.8

Long-term liabilities:
Deferred revenue, less current portion	3,425,101		5,281,248		3,874,936
Accrued pension and severance costs	767,945		930,540		889,774
Other	64,108		70,095		82,056

Total long-term liabilities	4,257,154	3.8	6,281,883	4.3	4,846,766	3.6

Minority interest	4,613	0.0	5,572	0.0	4,531	0.0

Shareholders’ equity:
Common stock
Authorized
-June 30, 2005 250,000,000 shares
-June 30, 2006 250,000,000 shares
-December 31, 2005 250,000,000 shares (no par value)
Issued
-June 30, 2005 136,051,155 shares	11,803,201
-June 30, 2006 137,179,504 shares			13,294,144
-December 31, 2005 136,603,725 shares					12,484,849
Additional paid-in capital	18,035,675		21,928,873		18,572,063
Retained earnings	45,829,022		56,424,662		55,971,955
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on debt and equity securities	(2,654)		827,108		657,885
Cumulative foreign currency translation adjustments	230,810		1,431,551		1,459,600

	228,156		2,258,659		2,117,485

Treasury stock, at cost
-June 30, 2005 2,545,688 shares	(7,347,126)
-June 30, 2006 2,536,949 shares			(7,441,367)
-December 31, 2005 2,513,231 shares					(7,283,242)

Total shareholders’ equity	68,548,928	61.5	86,464,971	59.4	81,863,110	61.6

Total liabilities, minority interest and shareholders’ equity	111,546,387	100.0	145,656,672	100.0	132,935,224	100.0

<As Amended>

	(Thousands of yen)
Account	June 30, 2005		June 30, 2006		December 31, 2005
	Amount	%	Amount	%	Amount	%
<Assets>

Current assets:
Cash and cash equivalents	55,797,854		71,118,356		59,612,577
Time deposits	906,397		1,038,871		1,435,293
Marketable securities	14,915,254		22,566,765		22,395,365
Notes and accounts receivable, trade
–less allowance for doubtful accounts of
-June 30, 2005 (Yen) 381,428
-June 30, 2006 (Yen) 383,294 and December 31, 2005 (Yen) 282,257
–less sales returns allowance of
-June 30, 2005 (Yen) 695,848
-June 30, 2006 (Yen) 517,796 and December 31, 2005 (Yen) 422,453	13,742,453		15,827,083		19,198,870
Inventories	280,722		496,261		359,897
Deferred income taxes	6,272,727		9,234,937		6,727,229
Prepaid expenses and other current assets	1,457,490		2,603,035		1,925,791

Total current assets	93,372,897	83.7	122,885,308	83.4	111,655,022	84.0

Investments and other assets:
Investment securities	9,321,151		12,469,433		11,159,428
Investments in and advances to affiliate companies	206,944		297,511		321,569
Software development costs, net	640,578		1,012,239		1,174,691
Other intangibles, net	1,260,470		1,781,019		1,390,434
Goodwill	2,442,109		2,079,121		2,130,179
Deferred income taxes	1,543,222		3,000,761		2,033,488
Other	662,846		751,433		671,800

Total investments and other assets	16,077,320	14.4	21,391,517	14.5	18,881,589	14.2

Property and equipment:
Office furniture and equipment	3,841,551		5,458,359		4,468,891
Other properties	1,349,320		2,031,540		1,539,195

	5,190,871		7,489,899		6,008,086
Less: Accumulated depreciation	(3,094,701)		(4,442,004)		(3,609,473)

Property and equipment, net	2,096,170	1.9	3,047,895	2.1	2,398,613	1.8

Total assets	111,546,387	100.0	147,324,720	100.0	132,935,224	100.0

	(Thousands of yen)
Account	June 30, 2005		June 30, 2006		December 31, 2005
	Amount	%	Amount	%	Amount	%
<Liabilities, minority interest and shareholders’ equity>

Current liabilities:
Notes payable, trade	139,895		105,159		118,572
Accounts payable, trade	744,285 7		856,727		794,450
Accounts payable, other	2,970,364		3,476,117		3,208,625
Income taxes withheld	839,157		1,402,864		1,082,302
Accrued expenses	2,886,400		3,340,038		3,138,674
Accrued income and other taxes	4,133,554		8,483,308		5,476,791
Deferred revenue	26,240,519		37,722,952		31,506,315
Other	781,518		530,104		895,088

Total current liabilities	38,735,692	34.7	55,917,269	38.0	46,220,817	34.8

Long-term liabilities:
Deferred revenue, less current portion	3,425,101		5,581,312		3,874,936
Accrued pension and severance costs	767,945		930,540		889,774
Other	64,108		288,778		82,056

Total long-term liabilities	4,257,154	3.8	6,800,630	4.6	4,846,766	3.6

Minority interest	4,613	0.0	5,572	0.0	4,531	0.0

Shareholders’ equity:
Common stock
Authorized
-June 30, 2005 250,000,000 shares
-June 30, 2006 250,000,000 shares
-December 31, 2005 250,000,000 shares (no par value)
Issued
-June 30, 2005 136,051,155 shares	11,803,201
-June 30, 2006 137,179,504 shares			13,294,144
-December 31, 2005 136,603,725 shares					12,484,849
Additional paid-in capital	18,035,675		21,928,873		18,572,063
Retained earnings	45,829,022		54,560,940		55,971,955
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on debt and equity securities	(2,654)		827,108		657,885
Cumulative foreign currency translation adjustments	230,810		1,431,551		1,459,600

	228,156		2,258,659		2,117,485

Treasury stock, at cost
-June 30, 2005 2,545,688 shares	(7,347,126)
-June 30, 2006 2,536,949 shares			(7,441,367)
-December 31, 2005 2,513,231 shares					(7,283,242)

Total shareholders’ equity	68,548,928	61.5	84,601,249	57.4	81,863,110	61.6

Total liabilities, minority interest and shareholders’ equity	111,546,387	100.0	147,324,720	100.0	132,935,224	100.0

(2) CONSOLIDATED STATEMENTS OF INCOME

<As Originally Reported>

	(Thousands of yen)
Account	For the six months ended June 30, 2005		For the six months ended June 30, 2006		For the year ended December 31, 2005
	Amount	%	Amount	%	Amount	%
Net sales	34,489,740	100.0	40,673,427	100.0	73,029,901	100.0
Cost of sales:
Amortization of capitalized software and materials	1,191,244		1,796,469		2,598,603
Maintenance	694,846		1,699,983		1,671,320
Customer support	3,190,146		4,009,038		6,857,901

Total cost of sales	5,076,236	14.7	7,505,490	18.5	11,127,824	15.2

Operating expenses:
Selling	10,338,819		13,150,894		20,944,484
Research and development	2,196,929		2,373,496		4,395,207
General and administrative	4,106,616		3,926,186		8,990,611

Total operating expenses	16,642,364	48.3	19,450,576	47.8	34,330,302	47.0

Operating income	12,771,140	37.0	13,717,361	33.7	27,571,775	37.8

Other income (expenses):
Interest income	326,282		707,821		836,910
Interest expense	(2,241)		(7,826)		(3,709)
Gain (loss) on sales of marketable securities	20,534		73,829		370,326
Foreign exchange gain (loss), net	197,132		(127,425)		327,257
Other income (expense), net	2,897		(135,134)		5,741

Total other income (expenses)	544,604	1.6	511,265	1.3	1,536,525	2.1

Net income before income taxes	13,315,744	38.6	14,228,626	35.0	29,108,300	39.9

Income taxes:
Current	4,698,548		8,361,670		11,863,127
Deferred	158,283		(2,119,648)		(1,358,568)

	4,856,831	14.1	6,242,022	15.3	10,504,559	14.4

Income before minority interest and equity in earnings of affiliated companies	8,458,913	24.5	7,986,604	19.7	18,603,741	25.5
Minority interest in income of consolidated subsidiaries	(420)	0.0	(574)	0.0	(338)	0.0
Equity in earnings of affiliated companies	31,663	0.1	10,942	0.0	66,551	0.1

Net income	8,490,156	24.6	7,996,972	19.7	18,669,954	25.6

	Yen		Yen		Yen
Per share data:
Net income
-Basic	63.67		59.54		139.85
-Diluted	62.71		59.26		137.83

<As Amended>

	(Thousands of yen)
Account	For the six months ended June 30, 2005		For the six months ended June 30, 2006		For the year ended December 31, 2005
	Amount	%	Amount	%	Amount	%
Net sales	34,489,740	100.0	41,225,515	100.0	73,029,901	100.0
Cost of sales:
Amortization of capitalized software and materials	1,191,244		1,796,469		2,598,603
Maintenance	694,846		1,699,983		1,671,320
Customer support	3,190,146		4,009,038		6,857,901

Total cost of sales	5,076,236	14.7	7,505,490	18.2	11,127,824	15.2

Operating expenses:
Selling	10,338,819		13,150,894		20,944,484
Research and development	2,196,929		2,373,496		4,395,207
General and administrative	4,106,616		3,936,349		8,990,611

Total operating expenses	16,642,364	48.3	19,460,739	47.2	34,330,302	47.0

Operating income	12,771,140	37.0	14,259,286	34.6	27,571,775	37.8

Other income (expenses):
Interest income	326,282		707,821		836,910
Interest expense	(2,241)		(7,826)		(3,709)
Gain (loss) on sales of marketable securities	20,534		73,829		370,326
Foreign exchange gain (loss), net	197,132		(127,425)		327,257
Other income (expense), net	2,897		(135,134)		5,741

Total other income (expenses)	544,604	1.6	511,265	1.2	1,536,525	2.1

Net income before income taxes	13,315,744	38.6	14,770,551	35.8	29,108,300	39.9

Income taxes:
Current	4,698,548		8,361,670		11,863,127
Deferred	158,283		(1,965,640)		(1,358,568)

	4,856,831	14.1	6,396,030	15.5	10,504,559	14.4

Income before minority interest and equity in earnings of affiliated companies	8,458,913	24.5	8,374,521	20.3	18,603,741	25.5
Minority interest in income of consolidated subsidiaries	(420)	0.0	(574)	0.0	(338)	0.0
Equity in earnings of affiliated companies	31,663	0.1	10,942	0.0	66,551	0.1

Net income	8,490,156	24.6	8,384,889	20.3	18,669,954	25.6

	Yen		Yen		Yen
Per share data:
Net income
-Basic	63.67		62.42		139.85
-Diluted	62.71		62.14		137.83

(3) CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

<As Originally Reported>

	(Thousands of yen)
Account	For the six months ended June 30, 2005	For the six months ended June 30, 2006	For the year ended December 31, 2005
Net income	8,490,156	7,996,972	18,669,954

Other comprehensive income (loss), before tax:
Unrealized gains (losses) on available-for-sale securities:
Unrealized holding gains (losses) arising during period	(279,612)	465,352	1,375,136
Less reclassification adjustment for (gains) losses included in net income	(186,353)	(168,404)	(704,199)

	(465,965)	296,948	670,937
Foreign currency translation adjustments	837,273	(28,049)	2,066,063

Total	371,308	268,899	2,737,000

Income tax (expense) benefit related to unrealized gains (losses) on available-for-sale securities	178,963	(127,725)	(297,400)

Other comprehensive income, net of tax	550,271	141,174	2,439,600

Comprehensive income	9,040,427	8,138,146	21,109,554

<As Amended>

	(Thousands of yen)
Account	For the six months ended June 30, 2005	For the six months ended June 30, 2006	For the year ended December 31, 2005
Net income	8,490,156	8,384,889	18,669,954

Other comprehensive income (loss), before tax:
Unrealized gains (losses) on available-for-sale securities:
Unrealized holding gains (losses) arising during period	(279,612)	465,352	1,375,136
Less reclassification adjustment for (gains) losses included in net income	(186,353)	(168,404)	(704,199)

	(465,965)	296,948	670,937
Foreign currency translation adjustments	837,273	(28,049)	2,066,063

Total	371,308	268,899	2,737,000

Income tax (expense) benefit related to unrealized gains (losses) on available-for-sale securities	178,963	(127,725)	(297,400)

Other comprehensive income, net of tax	550,271	141,174	2,439,600

Comprehensive income	9,040,427	8,526,063	21,109,554

(4) CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

<As Originally Reported>

	(Thousands of yen)
Account	For the six months ended June 30, 2005	For the six months ended June 30, 2006	For the year ended December 31, 2005
<Common stock>
Balance at beginning of period	11,426,977	12,484,849	11,426,977
Exercise of stock purchase warrants and stock acquisition rights	376,224	809,295	1,057,872

Balance at end of period	11,803,201	13,294,144	12,484,849

<Additional paid-in capital>
Balance at beginning of period	17,359,335	18,572,063	17,359,335
Tax benefit from exercise of non-qualified stock warrants	300,271	125,689	155,323
Tax expense derived from gain on elimination of stock purchase warrants related to stock option plan	—	(59,091)	—
Stock option compensation expense	—	2,481,126	—
Exercise of stock purchase warrants and stock acquisition rights	376,069	809,086	1,057,405

Balance at end of period	18,035,675	21,928,873	18,572,063

<Retained earnings>
Balance at beginning of period	42,165,026	55,971,955	42,165,026
Net income	8,490,156	7,996,972	18,669,954
Stock issue costs, net of tax	(1,829)	(3,178)	(3,519)
Cash dividends	(4,794,028)	(7,509,068)	(4,794,028)
Loss on sales of treasury stock, net of tax	(30,303)	(32,019)	(65,478)

Balance at end of period	45,829,022	56,424,662	55,971,955

<Net unrealized gain (loss) on available-for-sale securities>
Balance at beginning of period	284,348	657,885	284,348
Net change during the period	(287,002)	169,223	373,537

Balance at end of period	(2,654)	827,108	657,885

<Cumulative foreign currency translation adjustments>
Balance at beginning of period	(606,463)	1,459,600	(606,463)
Aggregate foreign currency translation adjustments for the period	837,273	(28,049)	2,066,063

Balance at end of period	230,810	1,431,551	1,459,600

<Treasury stock, at cost>
Balance at beginning of period	(7,454,463)	(7,283,242)	(7,454,463)
Purchases of treasury stock	(42,631)	(305,817)	(142,062)
Sales of treasury stock	149,968	147,692	313,283

Balance at end of period	(7,347,126)	(7,441,367)	(7,283,242)

Total shareholders’ equity	68,548,928	86,464,971	81,863,110

<As Amended>

	(Thousands of yen)
Account	For the six months ended June 30, 2005	For the six months ended June 30, 2006	For the year ended December 31, 2005
<Common stock>
Balance at beginning of period	11,426,977	12,484,849	11,426,977
Exercise of stock purchase warrants and stock acquisition rights	376,224	809,295	1,057,872

Balance at end of period	11,803,201	13,294,144	12,484,849

<Additional paid-in capital>
Balance at beginning of period	17,359,335	18,572,063	17,359,335
Tax benefit from exercise of non-qualified stock warrants	300,271	125,689	155,323
Tax expense derived from gain on elimination of stock purchase warrants related to stock option plan	—	(59,091)	—
Stock option compensation expense	—	2,481,126	—
Exercise of stock purchase warrants and stock acquisition rights	376,069	809,086	1,057,405

Balance at end of period	18,035,675	21,928,873	18,572,063

<Retained earnings>
Balance at beginning of period (as previously reported)	42,165,026	55,971,955	42,165,026
Cumulative-effect of correcting prior-period errors by applying SAB No.108	—	(2,251,639)	—
Balance at beginning of period (as corrected)	42,165,026	53,720,316	42,165,026
Net income	8,490,156	8,384,889	18,669,954
Stock issue costs, net of tax	(1,829)	(3,178)	(3,519)
Cash dividends	(4,794,028)	(7,509,068)	(4,794,028)
Loss on sales of treasury stock, net of tax	(30,303)	(32,019)	(65,478)

Balance at end of period	45,829,022	54,560,940	55,971,955

<Net unrealized gain (loss) on available-for-sale securities>
Balance at beginning of period	284,348	657,885	284,348
Net change during the period	(287,002)	169,223	373,537

Balance at end of period	(2,654)	827,108	657,885

<Cumulative foreign currency translation adjustments>
Balance at beginning of period	(606,463)	1,459,600	(606,463)
Aggregate foreign currency translation adjustments for the period	837,273	(28,049)	2,066,063

Balance at end of period	230,810	1,431,551	1,459,600

<Treasury stock, at cost>
Balance at beginning of period	(7,454,463)	(7,283,242)	(7,454,463)
Purchases of treasury stock	(42,631)	(305,817)	(142,062)
Sales of treasury stock	149,968	147,692	313,283

Balance at end of period	(7,347,126)	(7,441,367)	(7,283,242)

Total shareholders’ equity	68,548,928	84,601,249	81,863,110

(5) CONSOLIDATED STATEMENT OF CASH FLOWS

<As Originally Reported>

	(Thousands of yen)
Account	For the six months ended June 30, 2005	For the six months ended June 30, 2006	For the year ended December 31, 2005
Cash flows from operating activities:
Net income	8,490,156	7,996,972	18,669,954
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	942,777	1,551,957	1,878,050
Pension and severance costs, less payments	91,650	45,400	207,109
Deferred income taxes	158,283	(2,119,648)	(1,358,568)
(Gain) loss on sales of marketable securities	(20,534)	(73,829)	(370,326)
Equity in earnings of affiliated companies	(31,663)	(10,942)	(66,551)
(Gain) loss on sale and disposal of fixed assets	—	3,362	11,585
Stock option compensation expense	—	2,478,850	—
Dividends received from affiliate company	—	28,000	—
Minority interest	420	574	338
Changes in assets and liabilities:
Increase (decrease) in deferred revenue	1,424,155	4,174,075	6,209,680
(Increase) decrease in accounts receivable, net of allowances	1,552,014	3,505,934	(3,567,924)
(Increase) decrease in inventories	(53,076)	(137,610)	(124,971)
Increase (decrease) in notes and accounts payable, trade	(510,190)	33,513	(526,321)
Increase (decrease) in accrued income and other taxes	(3,219,572)	3,221,541	(1,826,959)
(Increase) decrease in other current assets	133,075	(75,518)	(34,426)
Increase (decrease) in accounts payable, other	250,129	143,381	381,414
Increase (decrease) in other current liabilities	321,916	98,858	1,336,703
(Increase) decrease in other assets	5,754	(599,325)	(207,984)
Other	113,694	(287,900)	34,809

Net cash provided by operating activities	9,648,988	19,977,645	20,645,612

Cash flows from investing activities:
Payments for purchases of property and equipment, net	(507,160)	(883,241)	(1,153,193)
Software development cost	(475,129)	(598,687)	(1,446,248)
Payments for purchases of other intangibles	(83,946)	(677,992)	(216,107)
Proceeds from sales and maturities of marketable securities	8,545,586	8,974,014	22,079,575
(Payments for) proceeds from marketable securities maturing within three months, net	784,865	426,035	(189,708)
Payments for purchases of marketable securities and investment securities	(8,241,925)	(10,730,312)	(28,043,534)
Payments for acquisition of business	(2,716,702)	—	(2,716,702)
(Payments for) proceeds from time deposits, net	(523,121)	396,422	(1,052,017)

Net cash used in investing activities	(3,217,532)	(3,093,761)	(12,737,934)

Cash flows from financing activities:
Issuance of common stock pursuant to exercise of stock purchase warrants and stock acquisition rights	750,464	1,615,203	2,111,758
Proceeds from sales of treasury stock	119,665	115,672	247,805
Payments for purchase of treasury stock	(42,631)	(305,816)	(142,062)
Tax benefit from exercise of non-qualified stock warrants	300,271	125,689	155,322
Tax expense derived from gain on elimination stock purchase warrants related to stock option plan	—	(59,091)	—
Capital contributions from minority shareholders	4,193	—	4,193
Dividends paid	(4,766,610)	(7,489,966)	(4,782,764)

Net cash used in financing activities	(3,634,648)	(5,998,309)	(2,405,748)

Effect of exchange rate changes on cash and cash equivalents	92,689	620,204	1,202,290

Net increase in cash and cash equivalents	2,889,497	11,505,779	6,704,220
Cash and cash equivalents at beginning of period	52,908,357	59,612,577	52,908,357

Cash and cash equivalents at end of period	55,797,854	71,118,356	59,612,577

Supplementary information of cash flows:
Payments for interest	2,241	7,995	3,709
Payments for income taxes	7,350,227	3,603,882	13,109,985

<As Amended>

	(Thousands of yen)
Account	For the six months ended June 30, 2005	For the six months ended June 30, 2006	For the year ended December 31, 2005
Cash flows from operating activities:
Net income	8,490,156	8,384,889	18,669,954
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	942,777	1,633,532	1,878,050
Pension and severance costs, less payments	91,650	45,400	207,109
Deferred income taxes	158,283	(1,965,640)	(1,358,568)
(Gain) loss on sales of marketable securities	(20,534)	(73,829)	(370,326)
Equity in earnings of affiliated companies	(31,663)	(10,942)	(66,551)
(Gain) loss on sale and disposal of fixed assets	—	3,362	11,585
Stock option compensation expense	—	2,478,850	—
Dividends received from affiliate company	—	28,000	—
Minority interest	420	574	338
Changes in assets and liabilities:
Increase (decrease) in deferred revenue	1,424,155	3,621,987	6,209,680
(Increase) decrease in accounts receivable, net of allowances	1,552,014	3,505,934	(3,567,924)
(Increase) decrease in inventories	(53,076)	(137,610)	(124,971)
Increase (decrease) in notes and accounts payable, trade	(510,190)	33,513	(526,321)
Increase (decrease) in accrued income and other taxes	(3,219,572)	3,221,541	(1,826,959)
(Increase) decrease in other current assets	133,075	(75,518)	(34,426)
Increase (decrease) in accounts payable, other	250,129	143,381	381,414
Increase (decrease) in other current liabilities	321,916	98,858	1,336,703
(Increase) decrease in other assets	5,754	(599,325)	(207,984)
Other	113,694	(285,339)	34,809

Net cash provided by operating activities	9,648,988	20,051,618	20,645,612

Cash flows from investing activities:
Payments for purchases of property and equipment, net	(507,160)	(957,214)	(1,153,193)
Software development cost	(475,129)	(598,687)	(1,446,248)
Payments for purchases of other intangibles	(83,946)	(677,992)	(216,107)
Proceeds from sales and maturities of marketable securities	8,545,586	8,974,014	22,079,575
(Payments for) proceeds from marketable securities maturing within three months, net	784,865	426,035	(189,708)
Payments for purchases of marketable securities and investment securities	(8,241,925)	(10,730,312)	(28,043,534)
Payments for acquisition of business	(2,716,702)	—	(2,716,702)
(Payments for) proceeds from time deposits, net	(523,121)	396,422	(1,052,017)

Net cash used in investing activities	(3,217,532)	(3,167,734)	(12,737,934)

Cash flows from financing activities:
Issuance of common stock pursuant to exercise of stock purchase warrants and stock acquisition rights	750,464	1,615,203	2,111,758
Proceeds from sales of treasury stock	119,665	115,672	247,805
Payments for purchase of treasury stock	(42,631)	(305,816)	(142,062)
Tax benefit from exercise of non-qualified stock warrants	300,271	125,689	155,322
Tax expense derived from gain on elimination stock purchase warrants related to stock option plan	—	(59,091)	—
Capital contributions from minority shareholders	4,193	—	4,193
Dividends paid	(4,766,610)	(7,489,966)	(4,782,764)

Net cash used in financing activities	(3,634,648)	(5,998,309)	(2,405,748)

Effect of exchange rate changes on cash and cash equivalents	92,689	620,204	1,202,290

Net increase in cash and cash equivalents	2,889,497	11,505,779	6,704,220
Cash and cash equivalents at beginning of period	52,908,357	59,612,577	52,908,357

Cash and cash equivalents at end of period	55,797,854	71,118,356	59,612,577

Supplementary information of cash flows:
Payments for interest	2,241	7,995	3,709
Payments for income taxes	7,350,227	3,603,882	13,109,985

NOTES TO INTERIM CONSOLIDATED FINANCIAL INFORMATION

2. Summary of significant accounting policies

(Following accounting policies are newly added)

<As Amended>

Asset retirement obligations

The Company accounts for its asset retirement obligations in accordance with SFAS No.143 “Accounting for Asset Retirement Obligation” and FASB Interpretation No.47 “Accounting for Conditional Asset Retirement Obligation – an interpretation of FASB Statement No.143,” which require that a company to recognize the fair value of a legal obligation associated with the retirement of long-lived assets as a liability in the period in which it is incurred and period-to-period changes in the asset retirement liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows in the subsequent periods. The associated asset retirement costs are capitalized and amortized to expense over an economic useful life of the related assets.

Quantifying financial statement misstatements

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No.108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 requires the Company to quantify misstatements using both the balance-sheet and income-statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the effect of initial adoption is determined to be material, SAB No. 108 allows the Company to record that effect as a transitional cumulative-effect adjustment to beginning-of-year retained earnings.

SAB No. 108 is effective from the first annual period ending after November 16, 2006, however, as permitted, the Company has elected to adopt the provisions early from the first half period of this fiscal year. Upon adoption of SAB No. 108, the Company corrected prior year misstatements through a cumulative-effect adjustment to the beginning of the year retained earnings in the amount of (Yen) 2,251,639 thousand, which had previously been considered immaterial to the prior year consolidated financial statements. A breakdown of the cumulative-effect adjustment is as follows:

			(Thousands of Yen)
Contents and reasons of the misstatements		Fiscal year that misstatements occurred	Increase (decrease) in the beginning of year retained earnings
(1)	Post-contract customer support service revenue should be deferred and recognized ratably over the service period. The Company corrected certain inconsistencies between the revenue recognition period and the actual service period that had occurred due to an operational limitation of tracking individual customer contract terms.	FY 1999 -	(1,189,469)

(2)	In Japan, revenue for certain multi-year support service contracts was being recognized in a one-year period due to a system bug.	FY 1999 -	(12,288)

(3)	Revenue of our North America operation had been dominated by the sales for the large corporate market and the deferral method used for sales in the large corporate market was also applied to the sales in the consumer market. However, the sales in the North America consumer market have increased in recent years. Therefore, the Company changed its deferral method in the consumer market to reflect a more accurate fair value.	FY 1999 -	(143,845)

(4)	The fair value of post-contract customer support service in the Japanese consumer market had been determined in reference to the retail list price (the price for end-users) of each product component. To calculate more accurate fair value, the Company changed its deferral amounts to the ones which were based on the wholesale price (the price for distributors).	FY 1999 -	(725,585)

(5)	The fair value of the legal obligation associated with the retirement of long-lived assets should be recognized as a liability as prescribed in SFAS No.143. However, the Company had not recorded certain such obligations that were considered immaterial. Therefore, the Company had provided an appropriate amount for all of its asset retirement obligations.	FY 2005-	(84,019)

(6)	In our North America operation, a subsidiary had applied the same deferral method for the major product line to the revenue from Intermute products and the products with a seat number of 50,001 or more, as well as the products bundled with a premium support program. However, the Company changed its method so that the entire sales amounts are deferred and recognized ratably over the service period since the fair value of the PCS component for those products could not be determined.	FY2005-	(253,742)

(7)	In our North America operation, the start date and end date information for certain post-contract customer service arrangements was incorrectly entered into the system due to human processing errors. Accordingly, the Company corrected amortization of the related deferred revenue.	FY2005	23,212

(8)	In our North America operation, a subsidiary corrected its tax calculation with regard to the transfer of intellectual property which took place in 2005.	FY2005	284,830

(9)	In our North America operation, a subsidiary immediately expensed certain fixed assets with an acquisition cost of less than USD 3,000 or a useful life of less than 2 years. The Company has capitalized such fixed assets and recorded appropriate depreciation expense.	FY2003-	133,594

(10)	In our European operation, the Company corrected certain inconsistencies between the revenue recognition period and the actual service period.	FY1999-	(284,327)

		Total	(2,251,639)

3. Reconciliation of the difference between basic and diluted net income per share (“EPS”)

<As Originally Reported>

A reconciliation of the differences between basic and diluted EPS for the six months ended June 30, 2005 and 2006 and for the year ended December 31, 2005, is as follows:

	For the six months ended June 30, 2005	For the six months ended June 30, 2006	For the year ended December 31, 2005
	Thousands of Yen
Net income available to common shareholders	8,490,156	7,996,972	18,669,954

	Thousands of Shares
Weighted-average number of common shares	133,341	134,323	133,498
Effect of dilutive securities:
Stock options	2,045	621	1,958
Weighted-average number of common shares for diluted EPS computation	135,386	134,944	135,456

	Yen
Basic EPS:	63.67	59.54	139.85
Diluted EPS:	62.71	59.26	137.83

Shareholders’ equity per share as of June 30, 2005 and 2006 and December 31, 2005, was as follows:

	(Yen)
	June 30, 2005	June 30, 2006	December 31, 2005
Shareholders’ equity per share	513.45	642.18	610.51

<As Amended>

A reconciliation of the differences between basic and diluted EPS for the six months ended June 30, 2005 and 2006 and for the year ended December 31, 2005, is as follows:

	For the six months ended June 30, 2005	For the six months ended June 30, 2006	For the year ended December 31, 2005
	Thousands of Yen
Net income available to common shareholders	8,490,156	8,384,889	18,669,954

	Thousands of Shares
Weighted-average number of common shares	133,341	134,323	133,498
Effect of dilutive securities:
Stock options	2,045	621	1,958
Weighted-average number of common shares for diluted EPS computation	135,386	134,944	135,456

	Yen
Basic EPS:	63.67	62.42	139.85
Diluted EPS:	62.71	62.14	137.83

Shareholders’ equity per share as of June 30, 2005 and 2006 and December 31, 2005, was as follows:

	(Yen)
	June 30, 2005	June 30, 2006	December 31, 2005
Shareholders’ equity per share	513.45	628.34	610.51

11. Asset retirement obligation

(Following footnote below is newly added after “Employee benefit plans” )

<As Amended>

The Company has legal obligations associated with the retirement of long-lived assets in connection with restoration activities to be carried out at the time the Company vacates certain leased premises, and records such legal obligation as the asset retirement obligations included in other non-current liabilities.

Information regarding the activities for the asset retirement obligation for the six months ended June 30, 2006 is as follows:

(Thousands of Yen)
For the six months ended June 30, 2006
Beginning balance (as adjusted)	200,161
Accretion expense	2,562
Newly incurred in the period	15,960

Ending balance	218,683

<As Originally Reported>

13. Segment information

…SNIP…

	(Thousands of yen)
Net sales to external customers	For the six months ended June 30, 2005	For the six months ended June 30, 2006	For the year ended December 31, 2005
Japan	14,247,671	16,072,588	29,416,077
North America	6,884,623	8,835,759	15,416,991
Europe	8,828,580	10,021,048	18,379,304
Asia Pacific	3,765,821	4,435,824	7,909,753
Latin America	763,045	1,308,208	1,907,776
Corporate	—	—	—

Consolidated Total	34,489,740	40,673,427	73,029,901

	(Thousands of yen)
Operating income	For the six months ended June 30, 2005	For the six months ended June 30, 2006	For the year ended December 31, 2005
Japan	9,005,153	13,258,245	18,636,462
North America	4,587,286	4,660,912	10,483,801
Europe	4,899,005	4,503,754	10,330,980
Asia Pacific	1,516,628	596,537	2,836,044
Latin America	319,536	808,327	1,092,793
Corporate	(7,556,468)	(10,110,414)	(15,808,305)

Consolidated Total	12,771,140	13,717,361	27,571,775

From the fiscal year ending December 31, 2006, the Company reports sales information by customer size in addition to the sales information by five regional segments for the chief operating decision maker to assess the Company’s performance. The three operating segment by customer size are enterprise, small and mid size business, and consumer.

Below is summarized segment information of sales by customer size. These figures comply with the accounting policies disclosed in the notes to consolidated financial statements.

(Thousands of yen)
Net sales to external customers	For the six months ended June 30, 2006
Enterprise	11,140,592
Small and mid size business	19,543,364
Consumer	9,989,471

Consolidated Total	40,673,427

Significant customer

	(Thousands of yen)
Customer	For the six months ended June 30, 2005		For the six months ended June 30, 2006		For the year ended December 31, 2005
	Net sales	Ratio	Net sales	Ratio	Net sales	Ratio
SOFTBANK BB	5,145,269	14.9%	5,878,167	14.5%	10,604,947	14.5%

<As Amended>

14. Segment information

…SNIP…

	(Thousands of yen)
Net sales to external customers	For the six months ended June 30, 2005	For the six months ended June 30, 2006	For the year ended December 31, 2005
Japan	14,247,671	16,155,904	29,416,077
North America	6,884,623	9,068,187	15,416,991
Europe	8,828,580	10,257,392	18,379,304
Asia Pacific	3,765,821	4,435,824	7,909,753
Latin America	763,045	1,308,208	1,907,776
Corporate	—	—	—

Consolidated Total	34,489,740	41,225,515	73,029,901

	(Thousands of yen)
Operating income	For the six months ended June 30, 2005	For the six months ended June 30, 2006	For the year ended December 31, 2005
Japan	9,005,153	13,333,738	18,636,462
North America	4,587,286	4,898,296	10,483,801
Europe	4,899,005	4,738,533	10,330,980
Asia Pacific	1,516,628	590,806	2,836,044
Latin America	319,536	808,327	1,092,793
Corporate	(7,556,468)	(10,110,414)	(15,808,305)

Consolidated Total	12,771,140	14,259,286	27,571,775

From the fiscal year ending December 31, 2006, the Company reports sales information by customer size in addition to the sales information by five regional segments for the chief operating decision maker to assess the Company’s performance. The three operating segment by customer size are enterprise, small and mid size business, and consumer.

Below is summarized segment information of sales by customer size. These figures comply with the accounting policies disclosed in the notes to consolidated financial statements.

(Thousands of yen)
Net sales to external customers	For the six months ended June 30, 2006
Enterprise	11,176,958
Small and mid size business	19,614,539
Consumer	10,434,018

Consolidated Total	41,225,515

Significant customer

	(Thousands of yen)
Customer	For the six months ended June 30, 2005		For the six months ended June 30, 2006		For the year ended December 31, 2005
	Net sales	Ratio	Net sales	Ratio	Net sales	Ratio
SOFTBANK BB	5,145,269	14.9%	5,909,763	14.3%	10,604,947	14.5%

<As Originally Reported>

14. Deferred revenue by region

	( Thousands of yen)
	As of June 30, 2005		As of June 30, 2006		As of December 31, 2005
	Current	Non-current	Current	Non-current	Current	Non-current
Japan	11,163,970	1,450,931	14,237,796	1,441,820	12,429,867	1,542,109
North America	5,815,242	723,391	8,050,075	2,004,911	7,529,743	856,903
Europe	6,352,090	1,109,933	8,210,938	1,402,109	7,779,059	1,289,305
Asia Pacific	2,115,572	140,846	2,630,861	432,408	2,579,002	186,619
Latin America	793,645	—	1,295,430	—	1,188,644	—

Total	26,240,519	3,425,101	34,425,100	5,281,248	31,506,315	3,874,936

<As Amended>

15. Deferred revenue by region

	( Thousands of yen)
	As of June 30, 2005		As of June 30, 2006		As of December 31, 2005
	Current	Non-current	Current	Non-current	Current	Non-current
Japan	11,163,970	1,450,931	16,887,664	1,724,440	12,429,867	1,542,109
North America	5,815,242	723,391	8,521,399	2,011,773	7,529,743	856,903
Europe	6,352,090	1,109,933	8,387,598	1,412,691	7,779,059	1,289,305
Asia Pacific	2,115,572	140,846	2,630,861	432,408	2,579,002	186,619
Latin America	793,645	—	1,295,430	—	1,188,644	—

Total	26,240,519	3,425,101	37,722,952	5,581,312	31,506,315	3,874,936

<As Originally Reported>

15. Subsequent events

(1)

Trend Micro adopted, at the meeting of the Board of Directors on June 30, 2006, the following resolutions regarding stock acquisition rights to be issued to the directors, employees and staff seconded to, of the Company and its affiliates in order to introduce the 17th stock option plan.

Date of issuance	July 10, 2006

Number of stock acquisition rights to be issued	The total number of stock acquisition rights is 2,902. (One stock acquisition right represents the acquisition right of five hundred shares.)

Class of shares subject to the exercise of stock acquisition rights	Common shares for the Company

Issue price of stock acquisition rights	(Yen) 0

Exercise period of stock acquisition rights	The exercise period of stock acquisition rights shall be from July 10, 2007 to July 9, 2011.

Exercise price per share	(Yen) 3,995

Individuals who were be granted the stock acquisition rights:	The directors and employees of and staff seconded to the Company and its affiliates (1,372 people)

(2)	Trend Micro adopted, at the meeting of the Board of Directors on August 21, 2006, the following share repurchase program in order to gain flexibility in implementing its capital policy in response to any changes in the business environment:

	Resolution

Class of capital stock to be purchased	Common Shares of the Company

Number of shares to be repurchased	Up to 2 million shares (1.49% of the total outstanding shares)

Total purchase price	Up to 7 billion yen

Purchase period	From August 22, 2006 to September 30, 2006

Purchase method	Transactions through the Tokyo Stock Exchange

‚	Others

As a result of the transactions through a stock market, the Company repurchased 2,000,000 shares of its common stock for a total cost of (Yen) 6,809,730 thousand and completed the share repurchase program on September 20, 2006.

<As Amended>

16. Subsequent events

(1)

Trend Micro adopted, at the meeting of the Board of Directors on June 30, 2006, the following resolutions regarding stock acquisition rights to be issued to the directors, employees and staff seconded to, of the Company and its affiliates in order to introduce the 17th stock option plan.

Date of issuance	July 10, 2006

Number of stock acquisition rights to be issued	The total number of stock acquisition rights is 2,902. (One stock acquisition right represents the acquisition right of five hundred shares.)

Class of shares subject to the exercise of stock acquisition rights	Common shares for the Company

Issue price of stock acquisition rights	(Yen) 0

Exercise period of stock acquisition rights	The exercise period of stock acquisition rights shall be from July 10, 2007 to July 9, 2011.

Exercise price per share	(Yen) 3,995

Individuals who were be granted the stock acquisition rights:	The directors and employees of and staff seconded to the Company and its affiliates (1,372 people)

(2)	Trend Micro adopted, at the meeting of the Board of Directors on August 21, 2006, the following share repurchase program in order to gain flexibility in implementing its capital policy in response to any changes in the business environment:

	Resolution

Class of capital stock to be purchased	Common Shares of the Company

Number of shares to be repurchased	Up to 2 million shares (1.49% of the total outstanding shares)

Total purchase price	Up to 7 billion yen

Purchase period	From August 22, 2006 to September 30, 2006

Purchase method	Transactions through the Tokyo Stock Exchange

‚	Others

As a result of the transactions through a stock market, the Company repurchased 2,000,000 shares of its common stock for a total cost of (Yen) 6,809,730 thousand and completed the share repurchase program on September 20, 2006.

(3)

Trend Micro adopted, at the meeting of the Board of Directors on October 31, 2006, the following resolutions regarding stock acquisition rights to be issued to the directors, employees and staff seconded to, of the Company and its affiliates in order to introduce the 18th stock option plan.

Date of issuance	November 8, 2006

Number of stock acquisition rights to be issued	The total number of stock acquisition rights is 2,906. (One stock acquisition right represents the acquisition right of five hundred shares.)

Class of shares subject to the exercise of stock acquisition rights	Common shares for the Company

Issue price of stock acquisition rights	(Yen) 0

Exercise period of stock acquisition rights	The exercise period of stock acquisition rights shall be from November 8, 2007 to November 7, 2011.

Exercise price per share	(Yen) 3,610

Individuals who were be granted the stock acquisition rights:	The directors and employees of and staff seconded to the Company and its affiliates (1,173 people)

<As Originally Reported>

16. Status of manufacturing and actual sales

(2) Sales results

		(Thousands of Yen)
Product	Period	For the six months ended June 30, 2005	For the six months ended June 30, 2006	For the year ended December 31, 2005
PC client		9,503,106	11,141,074	19,714,453
LAN server		1,571,812	1,407,760	3,278,568
Internet server		8,809,325	9,105,326	18,373,789
All Suite products		11,479,519	15,045,681	24,484,969
Other products		1,545,459	1,803,183	3,494,862

Sub-total		32,909,221	38,503,024	69,346,641
Other service		1,580,519	2,170,403	3,683,260

Total		34,489,740	40,673,427	73,029,901

<As Amended>

17. Status of manufacturing and actual sales

(2) Sales results

		(Thousands of Yen)
Product	Period	For the six months ended June 30, 2005	For the six months ended June 30, 2006	For the year ended December 31, 2005
PC client		9,503,106	11,469,141	19,714,453
LAN server		1,571,812	1,405,604	3,278,568
Internet server		8,809,325	9,153,598	18,373,789
All Suite products		11,479,519	15,204,927	24,484,969
Other products		1,545,459	1,817,106	3,494,862

Sub-total		32,909,221	39,050,376	69,346,641
Other service		1,580,519	2,175,139	3,683,260

Total		34,489,740	41,225,515	73,029,901

A part of report of First–Half Results (Non-consolidated)

For Fiscal Year Ending December 31, 2006

■Revised figures are underlined.

(Original)

1. Financial Highlights for the first half of FY 2006 (January 1, 2006 through June 30, 2006)

(1) Results of operations

(All figures except for per share information are rounded down to millions of yen)

	Net sales	Growth rate	Operating income	Growth rate	Ordinary income	Growth rate
	Millions of yen	%	Millions of yen	%	Millions of yen	%
The first half of FY 2006	26,438	17.9	11,917	15.0	12,315	18.6
The first half of FY 2005	22,421	21.8	10,359	15.4	10,383	17.4

FY 2005 (annual)	48,228		21,823		22,423

	Net income	Growth rate	Net income per share
	Millions of yen	%	Yen
The first half of FY 2006	8,740	48.5	65.07
The first half of FY 2005	5,884	5.9	44.13

FY 2005 (annual)	13,122		98.30

(Note)

1. Weighted average number of shares outstanding:	134,323,039 shares (for the first half of FY 2006) 133,341,012 shares (for the first half of FY 2005) 133,498,438 shares (for FY 2005)
2.	Change in accounting policies: None

3.	The percentage of net sales, operating income, ordinary income and net income are comparison to the first half of previous fiscal year.

(2) Financial Position

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of yen	Millions of yen	%	Yen
As of
June 30, 2006	91,238	61,482	67.4	456.64
June 30, 2005	70,949	49,188	69.3	368.44

December 31, 2005	83,692	58,515	69.9	436.39

(Note)

1. Number of shares issued at the end of period:	134,642,555 shares as of June 30, 2006 136,051,155 shares as of June 30, 2005 134,090,494 shares as of December 31, 2005

2. Number of treasury stocks at the end of period:	2,536,949 shares as of June 30, 2006 2,545,688 shares as of June 30, 2005 2,513,231 shares as of December 31, 2005

(Amended)

1. Financial Highlights for the first half of FY 2006 (January 1, 2006 through June 30, 2006)

(1)	Results of operations

(All figures except for per share information are rounded down to millions of yen)

	Net sales	Growth rate	Operating income	Growth rate	Ordinary income	Growth rate
	Millions of yen	%	Millions of yen	%	Millions of yen	%
The first half of FY 2006	26,522	18.3	12,000	15.8	12,398	19.4
The first half of FY 2005	22,421	21.8	10,359	15.4	10,383	17.4

FY 2005 (annual)	48,228		21,823		22,423

	Net income	Growth rate	Net income per share
	Millions of yen	%	Yen
The first half of FY 2006	7,000	19.0	52.12
The first half of FY 2005	5,884	5.9	44.13

FY 2005 (annual)	13,122		98.30

(Note)

1. Weighted average number of shares outstanding:	134,323,039 shares (for the first half of FY 2006) 133,341,012 shares (for the first half of FY 2005) 133,498,438 shares (for FY 2005)

2.	Change in accounting policies: None

3.	The percentage of net sales, operating income, ordinary income and net income are comparison to the first half of previous fiscal year

(2) Financial Position

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of yen	Millions of yen	%	Yen
As of
June 30, 2006	92,431	59,743	64.6	443.72
June 30, 2005	70,949	49,188	69.3	368.44

December 31, 2005	83,692	58,515	69.9	436.39

(Note)

1. Number of shares issued at the end of period:	134,642,555 shares as of June 30, 2006 136,051,155 shares as of June 30, 2005 134,090,494 shares as of December 31, 2005

2. Number of treasury stocks at the end of period:	2,536,949 shares as of June 30, 2006 2,545,688 shares as of June 30, 2005 2,513,231 shares as of December 31, 2005

Non-consolidated Semi-annual Financial Statements

(Original)

Non-consolidated semi-annual balance sheets

		(Thousands of yen)
Account	Period	At the end of the first half of the previous fiscal year (As of June 30, 2005)		At the end of the first half of the current fiscal year (As of June 30, 2006)		Condensed balance sheet at the end of previous fiscal year (As of December 31, 2005)
		Amount	Percentage	Amount	Percentage	Amount	Percentage
			%		%		%
(Assets)
I Current assets
1. Cash and bank deposits		36,898,408		42,146,031		36,425,321
2. Accounts receivable, trade		7,345,918		10,190,421		11,158,987
3. Marketable securities		1,528,805		2,181,348		5,919,607
4. Inventories		103,224		113,318		124,894
5. Intercompany short-term loan receivables		32,375		33,724		34,552
6. Other receivables		96,531		154,475		182,357
7. Deferred tax assets		5,429,057		7,104,759		5,886,541
8. Others		674,518		924,019		959,023
9. Allowance for bad debt		(39,138)		(40,365)		(56,094)

Total current assets		52,069,701	73.4	62,807,733	68.8	60,635,190	72.4
II Non-current assets
1. Property and equipment	*1	511,424	0.7	475,438	0.5	468,619	0.6
2. Intangibles
(1) Software		444,297		1,283,228		1,032,322
(2) Software in progress		224,335		119,961		432,456
(3) Others		13,001		537,076		627,551

Total intangibles		681,633	1.0	1,940,265	2.2	2,092,330	2.5
3. Investments and other non-current assets
(1) Investments in securities		13,835,849		22,354,546		16,779,345
(2) Investments in subsidiaries and affiliates		2,152,563		2,152,563		2,152,563
(3) Deferred tax assets		1,375,206		1,176,493		1,292,730
(4) Others		385,670		393,183		393,403
(5) Allowance for bad debt		(127)		(115)		(59,231)
(6) Allowance for loss on investments in subsidiaries and affiliates		(62,365)		(62,038)		(62,365)

Total investments and other non-current assets		17,686,798	24.9	26,014,633	28.5	20,496,446	24.5

Total non-current assets		18,879,856	26.6	28,430,337	31.2	23,057,396	27.6

Total assets		70,949,558	100.0	91,238,070	100.0	83,692,587	100.0

		(Thousands of yen)
Account	Period	At the end of the first half of the previous fiscal year (As of June 30, 2005)		At the end of the first half of the current fiscal year (As of June 30, 2006)		Condensed balance sheet at the end of previous fiscal year (As of December 31, 2005)
		Amount	Percentage	Amount	Percentage	Amount	Percentage
			%		%		%
( Liabilities)
I Current liabilities
1. Accounts payable, trade		122,164		96,460		150,183
2. Accounts payable, other		4,366,872		5,925,372		5,757,523
3. Accrued corporate tax and others		2,856,664		6,432,901		3,574,476
4. Allowance for bonuses		—		53,078		—
5. Allowance for sales return		351,857		274,728		144,289
6. Warrants		352,200		—		298,050
7. Deferred revenue		11,163,970		14,237,795		12,429,867
8. Others	*3	524,740		645,418		687,830

Total current liabilities		19,738,469	27.8	27,665,754	30.3	23,042,220	27.5
II Long-term liabilities
1. Deferred revenue		1,450,930		1,441,820		1,542,109
2. Allowance for retirement benefits		566,969		641,157		586,482
3. Allowance for retirement benefits for directors and corporate auditors		5,078		6,585		5,836

Total long-term liabilities		2,022,979	2.9	2,089,562	2.3	2,134,428	2.6

Total liabilities		21,761,449	30.7	29,755,317	32.6	25,176,648	30.1

(Shareholders’ equity)
I Common stock	*4	11,803,201	16.6	—	—	12,484,849	14.9
II Capital surplus
1. Additional paid-in capital		14,351,815	20.2	—	—	15,087,304	18.0
III Accumulated earnings
1. Legal reserve		20,833	0.0	—	—	20,833	0.0
2. Unappropriated retained earnings at the end of the period		30,314,791	42.7	—	—	37,517,773	44.9
IV Valuated difference on other securities		44,593	0.1	—	—	688,420	0.8
V Treasury stock	*2	(7,347,126)	(10.3)	—	—	(7,283,242)	(8.7)

Total shareholders’ equity		49,188,109	69.3	—	—	58,515,938	69.9

Total liabilities and shareholders’ equity		70,949,558	100.0	—	—	83,692,587	100.0

		(Thousands of yen)
Account	Period	At the end of the first half of the previous fiscal year (As of June 30, 2005)		At the end of the first half of the current fiscal year (As of June 30, 2006)		Condensed balance sheet at the end of previous fiscal year (As of December 31, 2005)
		Amount	Percentage	Amount	Percentage	Amount	Percentage
			%		%		%
(Net assets)
I Shareholders’ equity
1. Common stock	*4	—	—	13,294,143	14.6	—	—
2. Capital surplus
(1) Additional paid-in capital		—	—	16,017,739		—	—

Total capital surplas		—	—	16,017,739	17.6	—	—
3. Accumulated earnings
(1) Legal reserve		—	—	20,833		—	—
(2) Accumulated profit
Retained earnings carried forward		—		38,716,809		—

Total retained earnings		—	—	38,737,642	42.4	—	—
4. Treasury stock		—	—	(7,441,366)	(8.2)	—	—

Total shareholders’ equity		—	—	60,608,159	66.4	—	—

II Revaluation surplus	*2
1. Valuated difference on other securities		—	—	874,593	1.0	—	—
Total net assets		—	—	61,482,753	67.4	—	—

Total liabilities and net assets		—	—	91,238,070	100.0	—	—

(Amended)

Non-consolidated semi-annual balance sheets

		(Thousands of yen)

Account	Period	At the end of the first half of the previous fiscal year (As of June 30, 2005)		At the end of the first half of the current fiscal year (As of June 30, 2006)		Condensed balance sheet at the end of previous fiscal year (As of December 31, 2005)
		Amount	Percentage	Amount	Percentage	Amount	Percentage
			%		%		%
(Assets)
I Current assets
1. Cash and bank deposits		36,898,408		42,146,031		36,425,321
2. Accounts receivable, trade		7,345,918		10,190,421		11,158,987
3. Marketable securities		1,528,805		2,181,348		5,919,607
4. Inventories		103,224		113,318		124,894
5. Intercompany short-term loan receivables		32,375		33,724		34,552
6. Other receivables		96,531		154,475		182,357
7. Deferred tax assets		5,429,057		8,182,991		5,886,541
8. Others		674,518		924,019		959,023
9. Allowance for bad debt		(39,138)		(40,365)		(56,094)

Total current assets		52,069,701	73.4	63,885,965	69.1	60,635,190	72.4

II Non-current assets
1. Property and equipment	*1	511,424	0.7	475,438	0.5	468,619	0.6
2. Intangibles
(1) Software		444,297		1,283,228		1,032,322
(2) Software in progress		224,335		119,961		432,456
(3) Others		13,001		537,076		627,551

Total intangibles		681,633	1.0	1,940,265	2.1	2,092,330	2.5
4. Investments and other non-current assets
(3) Investments in securities		13,835,849		22,354,546		16,779,345
(4) Investments in subsidiaries and affiliates		2,152,563		2,152,563		2,152,563
(3) Deferred tax assets		1,375,206		1,291,491		1,292,730
(4) Others		385,670		393,183		393,403
(5) Allowance for bad debt		(127)		(115)		(59,231)
(6) Allowance for loss on investments in subsidiaries and affiliates		(62,365)		(62,038)		(62,365)

Total investments and other non-current assets		17,686,798	24.9	26,129,631	28.3	20,496,446	24.5

Total non-current assets		18,879,856	26.6	28,545,335	30.9	23,057,396	27.6

Total assets		70,949,558	100.0	92,431,300	100.0	83,692,587	100.0

		(Thousands of yen)
Account	Period	At the end of the first half of the previous fiscal year (As of June 30, 2005)		At the end of the first half of the current fiscal year (As of June 30, 2006)		Condensed balance sheet at the end of previous fiscal year (As of December 31, 2005)
		Amount	Percentage	Amount	Percentage	Amount	Percentage
			%		%		%
( Liabilities)
I Current liabilities
1. Accounts payable, trade		122,164		96,460		150,183
2. Accounts payable, other		4,366,872		5,925,372		5,757,523
3. Accrued corporate tax and others		2,856,664		6,432,901		3,574,476
4. Allowance for bonuses		—		53,078		—
5. Allowance for sales return		351,857		274,728		144,289
6. Warrants		352,200		—		298,050
7. Deferred revenue		11,163,970		16,887,664		12,429,867
8. Others	*3	524,740		645,418		687,830

Total current liabilities		19,738,469	27.8	30,315,623	32.8	23,042,220	27.5
II Long-term liabilities
1. Deferred revenue		1,450,930		1,724,440		1,542,109
2. Allowance for retirement benefits		566,969		641,157		586,482
3. Allowance for retirement benefits for directors and corporate auditors		5,078		6,585		5,836

Total long-term liabilities		2,022,979	2.9	2,372,183	2.6	2,134,428	2.6

Total liabilities		21,761,449	30.7	32,687,807	35.4	25,176,648	30.1

(Shareholders’ equity)
I Common stock	*4	11,803,201	16.6	—	—	12,484,849	14.9
II Capital surplus
1. Additional paid-in capital		14,351,815	20.2	—	—	15,087,304	18.0
III Accumulated earnings
1. Legal reserve		20,833	0.0	—	—	20,833	0.0
2. Unappropriated retained earnings at the end of the period		30,314,791	42.7	—	—	37,517,773	44.9
IV Valuated difference on other securities		44,593	0.1	—	—	688,420	0.8
V Treasury stock	*2	(7,347,126)	(10.3)	—	—	(7,283,242)	(8.7)

Total shareholders’ equity		49,188,109	69.3	—	—	58,515,938	69.9

Total liabilities and shareholders’ equity		70,949,558	100.0	—	—	83,692,587	100.0

		(Thousands of yen)
Account	Period	At the end of the first half of the previous fiscal year (As of June 30, 2005)		At the end of the first half of the current fiscal year (As of June 30, 2006)		Condensed balance sheet at the end of previous fiscal year (As of December 31, 2005)
		Amount	Percentage	Amount	Percentage	Amount	Percentage
			%		%		%
(Net assets)
I Shareholders’ equity
1. Common stock	*4	—	—	13,294,143	14.4	—	—
2. Capital surplus
(1) Additional paid-in capital		—		16,017,739		—

Total capital surplas		—	—	16,017,739	17.3	—	—
3. Accumulated earnings
(1) Legal reserve		—		20,833		—
(2) Accumulated profit
Retained earnings carried forward		—		36,977,549		—

Total retained earnings		—	—	36,998,383	40.1	—	—
4. Treasury stock		—	—	(7,441,366)	(8.1)	—	—

Total shareholders’ equity		—	—	58,868,900	63.7	—	—
II Revaluation surplus	*2

1. Valuated difference on other securities		—	—	874,593	0.9	—	—
Total net assets		—	—	59,743,493	64.6	—	—

Total liabilities and net assets		—	—	92,431,300	100.0	—	—

(Original)

Non-consolidated semi-annual income statements

		(Thousands of yen)
Account	Period	For the first half of the previous fiscal year (From January 1, 2005 To June 30, 2005)		For the first half of the current fiscal year (From January 1, 2006 To June 30, 2006)		Condensed income statement for the previous fiscal year (From January 1, 2005 To December 31, 2005)

		Amount	Percentage	Amount	Percentage	Amount	Percentage
			%		%		%
I Net Sales		22,421,912	100.0	26,438,906	100.0	48,228,958	100.0
II Cost of sales	*6	2,777,909	12.4	4,599,604	17.4	6,571,641	13.6

Gross profit		19,644,003	87.6	21,839,301	82.6	41,657,317	86.4

III Selling, general and administrative expenses	*1,6	9,284,780	41.4	9,921,827	37.5	19,833,523	41.1

Operating income		10,359,222	46.2	11,917,474	45.1	21,823,793	45.3
IV Non-operating income	*2	178,978	0.8	457,120	1.7	705,367	1.4
V Non-operating expense	*3	155,033	0.7	59,181	0.2	105,733	0.2

Ordinary income		10,383,167	46.3	12,315,412	46.6	22,423,428	46.5
VI Unusual gains	*4	—	—	2,070,331	7.8	—	—
VII Unusual losses	*5	914,819	4.1	63,166	0.2	1,079,584	2.2

Income before taxes		9,468,347	42.2	14,322,577	54.2	21,343,844	44.3
Corporate, inhabitant and enterprise tax		3,170,116	14.1	6,812,160	25.8	8,624,165	17.9
Income tax - deferred		413,904	1.9	(1,229,706)	(4.6)	(402,804)	(0.8)

Net income		5,884,326	26.2	8,740,123	33.1	13,122,482	27.2
Unappropriated retained earnings carried forward from the previous year		24,460,768		—		24,460,768
Loss on sales of treasury stock		(30,303)		—		(65,477)

Unappropriated retained Earnings at the end of the period		30,314,791		—		37,517,773

(Amended)

Non-consolidated semi-annual income statements

		(Thousands of yen)
Account	Period	For the first half of the previous fiscal year (From January 1, 2005 To June 30, 2005)		For the first half of the current fiscal year (From January 1, 2006 To June 30, 2006)		Condensed income statement for the previous fiscal year (From January 1, 2005 To December 31, 2005)

		Amount	Percentage	Amount	Percentage	Amount	Percentage
			%		%		%
I Net Sales		22,421,912	100.0	26,522,221	100.0	48,228,958	100.0
II Cost of sales	*6	2,777,909	12.4	4,599,604	17.3	6,571,641	13.6

Gross profit		19,644,003	87.6	21,922,617	82.7	41,657,317	86.4
III Selling, general and administrative expenses	*1,6	9,284,780	41.4	9,921,827	37.5	19,833,523	41.1

Operating income		10,359,222	46.2	12,000,789	45.2	21,823,793	45.3
IV Non-operating income	*2	178,978	0.8	457,120	1.7	705,367	1.4
V Non-operating expense *3		155,033	0.7	59,181	0.2	105,733	0.2

Ordinary income		10,383,167	46.3	12,398,728	46.7	22,423,428	46.5
VI Unusual gains	*4	—	—	2,070,331	7.8	—	—
VII Unusual losses	*5	914,819	4.1	3,078,972	11.6	1,079,584	2.2

Income before taxes		9,468,347	42.2	11,390,087	42.9	21,343,844	44.3
Corporate, inhabitant and enterprise tax		3,170,116	14.1	6,812,160	25.7	8,624,165	17.9
Income tax - deferred		413,904	1.9	(2,422,936)	(9.1)	(402,804)	(0.8)

Net income		5,884,326	26.2	7,000,863	26.4	13,122,482	27.2
Unappropriated retained earnings carried forward from the previous year		24,460,768		—		24,460,768
Loss on sales of treasury stock		(30,303)		—		(65,477)

Unappropriated retained Earnings at the end of the period		30,314,791		—		37,517,773

(Original)

Stockholders’ equity statements

From January 1, 2006 to June 30, 2006

	(Thousands of yen)
	Shareholder’ equity						Revaluation surplus
	Common stock	Capital surplus	Accumulated earnings		Treasury stock	Total Shareholder’ equity	Valuated difference on other securities
		Additional paid-in capital	Legal reserve	Accumulated profit
				Retained earnings carried forward
Balance at December 31, 2005	12,484,849	15,087,304	20,833	37,517,773	Δ7,283,242	57,827,518	688,420
Movement for this period
Issuance of new stock	809,294	809,085				1,618,380
Transfer from stock warrant		121,350				121,350
Dividend of surplus				Δ7,509,067		Δ7,509,067
Net income				8,740,123		8,740,123
Sales of treasury stock					147,692	147,692
Loss on sales of treasury stock				Δ32,019		Δ32,019
Purchase of treasury stock					Δ305,816	Δ305,816
Movement for this period excluding shareholders’ equity							186,172

Total movement	809,294	930,435	0	1,199,035	Δ158,124	2,780,641	186,172

Balance at June 30, 2005	13,294,143	16,017,739	20,833	38,716,809	Δ7,441,366	60,608,159	874,593

(Amended)

Stockholders’ equity statements

From January 1, 2006 to June 30, 2006

	(Thousands of yen)
	Shareholder’ equity						Revaluation surplus
	Common stock	Capital surplus	Accumulated earnings		Treasury stock	Total Shareholder’ equity	Valuated difference on other securities
		Additional paid-in capital	Legal reserve	Accumulated profit
				Retained earnings carried forward
Balance at December 31, 2005	12,484,849	15,087,304	20,833	37,517,773	Δ7,283,242	57,827,518	688,420
Movement for this period
Issuance of new stock	809,294	809,085				1,618,380
Transfer from stock warrant		121,350				121,350
Dividend of surplus				Δ7,509,067		Δ7,509,067
Net income				7,000,863		7,000,863
Sales of treasury stock					147,692	147,692
Loss on sales of treasury stock				Δ32,019		Δ32,019
Purchase of treasury stock					Δ305,816	Δ305,816
Movement for this period excluding shareholders’ equity							186,172

Total movement	809,294	930,435	0	540,223	Δ158,124	1,041,382	186,172

Balance at June 30, 2005	13,294,143	16,017,739	20,833	36,977,549	Δ7,441,366	58,868,900	874,593

Notes

(Original)

Non-consolidated semi-annual income statement

(Thousands of yen)
For the first half of the previous fiscal year		For the first half of the current fiscal year		For the previous fiscal year
( From January 1, 2005 To June 30, 2005 )		( From January 1, 2006 To June 30, 2006 )		( From January 1, 2005 To December 31, 2005 )
*5 Major component of unusual losses		*5 Major component of unusual losses		*5 Major component of unusual losses
Loss on disposal of fixed assets	5,050	Loss on disposal of fixed assets	10,958	Loss on disposal of fixed assets	57,485
Expenses for the Trouble of Customer Support	902,626	Others	52,208	Expenses for the Trouble of Customer Support	990,980

(Amended)

Non-consolidated semi-annual income statement

(Thousands of yen)
For the first half of the previous fiscal year		For the first half of the current fiscal year		For the previous fiscal year
( From January 1, 2005 To June 30, 2005 )		( From January 1, 2006 To June 30, 2006 )		( From January 1, 2005 To December 31, 2005 )
*5 Major component of unusual losses		*5 Major component of unusual losses		*5 Major component of unusual losses
Loss on disposal of fixed assets	5,050	Loss on disposal of fixed assets	10,958	Loss on disposal of fixed assets	57,485
Expenses for the Trouble of Customer Support	902,626	Loss for retroactive year	3,015,805	Expenses for the Trouble of Customer Support	990,980
		Others	52,208

Per Share Data

(Original)

	(Yen)
	For the first half of the previous fiscal year	For the first half of the current fiscal year	For the previous fiscal year
	(From January 1, 2005 To June 30, 2005)	(From January 1, 2006 To June 30, 2006)	(From January 1, 2005 To December 31, 2005)
Shareholder’s equity per share	368.44	456.64	436.39
Net income per share - Basic	44.13	65.07	98.30
Net income per share - Diluted	43.46	64.53	96.88

* Basis of calculation for net income per share and diluted net income per share is as follows.

	For the first half of the previous fiscal year	For the first half of the current fiscal year	For the previous fiscal year
	(From January 1, 2005 To June 30, 2005)	(From January 1, 2006 To June 30, 2006)	(From January 1, 2005 To December 31, 2005)
Net income per share	368.44	456.64	436.39
Net income (Thousand in Yen)	5,884,326	8,740,123	13,122,482
Earnings not allocated to common stock (Thousand in Yen)	—	—	—
Net income for common stock	5,884,326	8,740,123	13,122,482
Numbers of weighted average shares outstanding	133,341,012	134,323,039	133,498,438

(Amended)
	(Yen)
	For the first half of the previous fiscal year	For the first half of the current fiscal year	For the previous fiscal year
	(From January 1, 2005 To June 30, 2005)	(From January 1, 2006 To June 30, 2006)	(From January 1, 2005 To December 31, 2005)
Shareholder’s equity per share	368.44	443.72	436.39
Net income per share - Basic	44.13	52.12	98.30
Net income per share - Diluted	43.46	51.69	96.88

* Basis of calculation for net income per share and diluted net income per share is as follows.

	For the first half of the previous fiscal year	For the first half of the current fiscal year	For the previous fiscal year
	(From January 1, 2005 To June 30, 2005)	(From January 1, 2006 To June 30, 2006)	(From January 1, 2005 To December 31, 2005 )
Net income per share
Net income (Thousand in Yen)	5,884,326	7,000,863	13,122,482
Earnings not allocated to common stock (Thousand in Yen)	—	—	—
Net income for common stock	5,884,326	7,000,863	13,122,482
Numbers of weighted average shares outstanding	133,341,012	134,323,039	133,498,438

Significant subsequent events

(Original)

Trend Micro adopted at the meeting of the Board of Directors on Jun 30, 2006 the following resolutions regarding Stock acquisition rights to be issued to the directors, employees and staff seconded to, of the Company and its affiliates in order to introduce the stock option plan.

Date of issuance	July 10, 2006

Number of stock acquisition rights to be issued	The total number of Stock acquisition rights is 2,902. (One Stock acquisition right represents the acquisition right of five hundred shares.)

Class of shares subject to the exercise of Stock acquisition rights	Common shares for the Company

Issue price of stock acquisition rights	(Yen) 0

Exercise period of Stock acquisition rights	The exercise period of Stock acquisition rights shall be from July 10, 2007 to July 21, 2011.

Exercise price per share	(Yen) 3,995

Individuals who will be allotted the stock acquisition rights:	The directors, employees and staff seconded to, of the Company and its affiliates (1,372 people)

(Amended)

(1)	Trend Micro adopted at the meeting of the Board of Directors on Jun 30, 2006 the following resolutions regarding Stock acquisition rights to be issued to the directors, employees and staff seconded to, of the Company and its affiliates in order to introduce the stock option plan.

Date of issuance	July 10, 2006

Number of stock acquisition rights to be issued	The total number of Stock acquisition rights is 2,902. (One Stock acquisition right represents the acquisition right of five hundred shares.)

Class of shares subject to the exercise of Stock acquisition rights	Common shares for the Company

Issue price of stock acquisition rights	(Yen) 0

Exercise period of Stock acquisition rights	The exercise period of Stock acquisition rights shall be from July 10, 2007 to July 21, 2011.

Exercise price per share	(Yen) 3,995

Individuals who will be allotted the stock acquisition rights:	The directors, employees and staff seconded to, of the Company and its affiliates (1,372 people)

(2)	Trend Micro adopted, at the meeting of the Board of Directors on August 21, 2006, the following share repurchase program in order to gain flexibility in implementing its capital policy in response to any changes in the business environment:

	Resolution

Class of capital stock to be purchased	Common Shares of the Company

Number of shares to be repurchased	Up to 2 million shares (1.49% of the total outstanding shares)

Total purchase price	Up to 7 billion yen

Purchase period	From August 22, 2006 to September 30, 2006

Purchase method	Transactions through the Tokyo Stock Exchange

‚	Others

As a result of the transactions through a stock market, the Company repurchased 2,000,000 shares of its common stock for a total cost of (Yen) 6,809,730 thousand and completed the share repurchase program on September 20, 2006.

(3)	Trend Micro adopted at the meeting of the Board of Directors on Oct 31, 2006 the following resolutions regarding Stock acquisition rights to be issued to the directors, employees and staff seconded to, of the Company and its affiliates in order to introduce the stock option plan.

Date of issuance	Nov 8, 2006

Number of stock acquisition rights to be issued	The total number of Stock acquisition rights is 2,906. (One Stock acquisition right represents the acquisition right of five hundred shares.)

Class of shares subject to the exercise of Stock acquisition rights	Common shares for the Company

Issue price of stock acquisition rights	(Yen) 0

Exercise period of Stock acquisition rights	The exercise period of Stock acquisition rights shall be from Nov 8, 2007 to Nov 7, 2011.

Exercise price per share	(Yen) 3,610

Individuals who will be allotted the stock acquisition rights:	The directors, employees and staff seconded to, of the Company and its affiliates (1,173 people)